Exhibit 99.5
Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Benjamin P. BUTTERFIELD

Date of last notice	15 December 2006

Date that director ceased to be director	1 October 2007

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

•    90,000 options under the 2001 Equity Incentive Plan;

•    230,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;

•    110,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and

•    101,000 Options (TSR) under the 2006 JHINV Long Term Incentive Plan.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

NIL	Not applicable

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002